

May 17, 2013

Via E-mail
Michael M. Garland
President and Chief Executive Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re: Pattern Energy Group Inc.**
> **Amendment No. 3 to Confidential Draft Registration Statement on**
> **Form S-1**
> **Submitted April 24, 2013**
> **Response dated May 9, 2013**
> **CIK No. 0001561660**

Dear Mr. Garland:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Index to Financial Statements

Combined Statements of Cash Flows, page F-13

1. We note your response to comment 2 in our letter dated May 8, 2013. As you make reference to ASC 230-10-45-14(c), please explain in further detail why you believe Section 1603 grants represent "capital cash flows" as that term is used by the AICPA's task force's report, Display in the Financial Statements of Not-for-Profit Organizations.

    You also state in your response that "[a]ccording to the ARRA Grant Program Guidance, the purpose of the payment is to provide funds to eligible applicants for a portion of the cost of eligible property." As you have recorded cash outflows to acquire or construct assets that gave rise to Section 1603 grants within investing activities, and recorded the receipt of the grants as a reduction of the carrying amount of the related asset, please explain to us your considerations of why these amounts should not be reflected within investing activities.

General

If you intend to respond to this comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director